Exhibit (a)(5)
Contact:
Steve Workman
Chief Financial Officer
408-548-1000
Victoria McDonald
Senior Manager, Corporate Communications
408-542-4261
investor.relations@Finisar.com
Finisar Corporation Commences Exchange Offer for up to $95 Million
of Its Outstanding Convertible Notes
Credit Facilities to be Modified in Connection With Offer
SUNNYVALE, Calif.—(Market Wire)—July 9, 2009—Finisar Corporation (NASDAQ: FNSR), a global technology leader for fiber optic subsystems, today announced that it has commenced separate concurrent “Modified Dutch Auction” tender offers (each an “Exchange Offer” and together, the “Exchange Offers”) to exchange shares of its common stock and cash for an aggregate of up to $95 million principal amount of the following series of its outstanding convertible notes (the “Notes”):
•	2.50% Convertible Subordinated Notes due 2010 (the “Subordinated Notes”); and

•	2.50% Convertible Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”).
The Company is conducting the Exchange Offers in order to reduce the aggregate principal amount of its outstanding indebtedness. As of July 9, 2009, $50 million aggregate principal amount of the Subordinated Notes and $92 million aggregate principal amount of the Senior Subordinated Notes were outstanding.
Finisar also announced that, in connection with the Exchange Offers, it has agreed to certain modifications of its existing credit facilities with Silicon Valley Bank (the “SVB Agreements”) including a reduction in the total amount of borrowings available under the facilities and conditions under which such borrowings may be used to fund a portion of the consideration for the Exchange Offers.
The Exchange Offer
The Company will exchange up to an aggregate of $37.5 million principal amount, or 75%, of the outstanding Subordinated Notes. The Company will also exchange up to an aggregate of $57.5 million principal amount, or 62.5%, of the outstanding Senior Subordinated Notes.
For each $1,000 principal amount of Notes, tendering holders will receive consideration with a value not greater than $750 nor less than $700 (the “Exchange Consideration”), with such value determined by a “Modified Dutch Auction” procedure, plus accrued and unpaid interest to, but excluding, the settlement date, payable in cash. A separate “Modified Dutch Auction” procedure will be conducted for each of the Exchange Offers. A “Modified Dutch Auction” tender offer allows holders of the Notes to indicate the principal amount of Notes that such holders desire to tender and the consideration within the specified range at which they wish to tender such Notes for each Exchange Offer. The mix of Exchange Consideration will consist of (i) $525 in cash, and (ii) a number of shares of common stock with a value equal to the Exchange Consideration minus $525 (the “Equity Consideration”). The number of shares of common stock representing the Equity Consideration to be received by holders as part of the Exchange Consideration will be determined on the basis of the trading price of the common stock during a 8-trading day VWAP period (the “8-day VWAP”) starting on July 13 and ending on July 22, 2009, as further described in a Schedule TO (including the Offer to Exchange and related Letter of Transmittal attached as exhibits thereto) to be filed by Finisar with the Securities and Exchange Commission (the “SEC”) today.
The portion of the Exchange Consideration consisting of cash will be paid using a portion of the approximately $40.6 million in aggregate proceeds to be received from the Company’s recently announced sale of its Network Tools Division, expected to be consummated on or about July 15, 2009, and with available cash and borrowings under the SVB Agreements.
The Exchange Offers are scheduled to expire at 5:00 p.m., New York City time, on Thursday, August 6, 2009, unless they are extended. Tendered Notes may be withdrawn at any time on or prior to the expiration of the Exchange Offers.
If the aggregate amount of Notes validly tendered and not properly withdrawn on or prior to the expiration date at or below the Exchange Consideration exceeds the amount Finisar is offering to exchange in either Exchange Offer, Finisar will accept for payment the Notes that are validly tendered and not properly withdrawn from such Exchange Offer at or below the Exchange Consideration on a pro rata basis from among the tendered Notes.
The description of the Exchange Offers in this press release is only a summary and is qualified in its entirety by all of the terms and conditions of the Exchange Offers set forth in the Offer to Exchange, the Letter of Transmittal and related materials filed with the SEC.
The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is MacKenzie Partners, Inc. and the depositary for the Exchange Offers is American Stock Transfer & Trust Company.
Credit Facilities to be Modified
The SVB Agreements provide the Company with credit facilities of up to $65 million, including $45 million under a secured revolving line of credit, $16 million under an accounts receivable purchase line of credit and $4 million under a credit line for standby letters of credit. However, they are subject to certain financial covenants and restrictions that limit our ability to borrow under these facilities and to use such borrowings for the purpose of a reduction in our outstanding convertible notes.

On July 8, 2009, the Company received a written commitment from Silicon Valley Bank to modify the SVB Agreements to facilitate the Exchange Offers. Principal modifications to the SVB Agreements include:
•	A reduction in the total size of the Company’s secured revolving line of credit from $45 million to $25 million; and

•	Revised covenants that permit the use of borrowings under the secured revolving line of credit for a portion of the Exchange Consideration in connection with the Exchange Offers and the use of up to an aggregate of $50 million of cash from all sources for that purpose.
Other than $3.4 million used under the credit line for standby letters of credit, the Company currently has no borrowings outstanding under these credit facilities, although it has reduced its cash balance since April 30, 2009 in order to reduce borrowings that were previously outstanding under its accounts receivable purchase line of credit.
About Finisar
Finisar Corporation (NASDAQ: FNSR) is a global technology leader for fiber optic subsystems that enable high-speed voice, video and data communications for networking, storage, wireless, and cable TV applications. For more than 20 years, Finisar has provided critical optics technologies to system manufacturers to meet the increasing demands for network bandwidth and storage. Finisar is headquartered in Sunnyvale, California, USA with R&D, manufacturing sites, and sales offices worldwide. For additional information, visit www.finisar.com.
Exchange Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities. The full details of the Exchange Offers, including complete instructions on how to tender the Notes, are included in the Offer to Exchange, the Letter of Transmittal and related materials, which are expected to be delivered to holders of the Notes shortly. Holders of the Notes should read carefully the Offer to Exchange, the Letter of Transmittal and other related materials when they are available because they will contain important information regarding the Exchange Offers. Holders of Notes may obtain free copies of the Offer to Exchange, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov. Holders may also obtain a copy of these documents, free of charge, from MacKenzie Partners, Inc., the information agent for the Exchange Offers.
Holders of the Notes who have questions or would like additional copies of the Exchange Offer documents may call the information agent at (800) 322-2285.
While Finisar’s board of directors has approved the making of the Exchange Offers, none of Finisar, its board of directors, the financial advisor, the information agent or the depositary makes any recommendation to any holder of the Notes as to whether to exchange or refrain from exchanging any Notes, or as to the value of the Exchange Consideration within the range specified by the Company at which holders may choose to exchange their Notes. Finisar has not authorized any person to make any recommendation with respect to the Exchange Offers. Holders of the Notes must decide whether to exchange their Notes and, if so, the principal amount to exchange and the price or prices at which to exchange such Notes. In doing so, holders of the Notes should carefully evaluate all of the information in the Offer to Exchange, the related Letter of Transmittal and other related materials before making any decision with respect to the Exchange Offers and should consult their own investment and tax advisors.

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